SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31322; 812-14227]

AllianceBernstein Multi-Manager Alternative Fund, *et al*.; Notice of Application

October 31, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares ("Shares") and to impose asset-based distribution and service fees and contingent deferred sales charges ("CDSCs").

Applicants: AllianceBernstein Multi-Manager Alternative Fund (the "Fund"), AllianceBernstein L.P. (the "Adviser"), Sanford C. Bernstein & Company, LLC ("SCB"), and AllianceBernstein Investments, Inc. ("ABI" and, together with SCB, the "Distributors" and each, a "Distributor").

Filing Dates: The application was filed on October 29, 2013 and amended on May 22, 2014 and October 7, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 21, 2014, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants: Emilie D. Wrapp, AllianceBernstein L.P.,

1345 Avenue of the Americas, New York, New York 10105.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Fund is a continuously offered non-diversified closed-end management

investment company registered under the Act and organized as a Delaware statutory trust. The

Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and

serves as investment adviser to the Fund. SCB, a broker-dealer registered under the Securities

Exchange Act of 1934 (the "1934 Act"), acts as principal underwriter to the Fund. ABI, a

registered broker-dealer under the 1934 Act, may enter into a distribution agreement with the

Fund, pursuant to which it would distribute certain classes of shares ("Shares") of the Fund. The

Distributors are under common control with the Adviser and are affiliated persons, as defined in

section 2(a)(3) of the Act, of the Adviser.

2.   The Fund continuously offers its Shares to the public pursuant to a registration statement under the Securities Act of 1933. The Shares of the Fund are not listed on any securities exchange and are not traded on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will develop for the Shares.

3.   The Fund currently offers, and intends to continue to offer, an initial class of Shares ("Initial Class") at net asset value without any sales load, service fee, or distribution fee. The Fund may offer new Share classes at net asset value and may also charge a front-end sales load, a CDSC, and/or an annual asset-based service and/or distribution fee.[1]

4.   In order to provide a degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at net asset value in accordance with rule 13e-4 under the 1934 Act. A Fund will repurchase Shares at such times, in such amounts and on such terms as may be determined by the board of trustees ("Board") of the Fund in its sole discretion. The Adviser expects to recommend ordinarily that the Board authorize each Fund to offer to repurchase Shares from shareholders quarterly.

5.   Applicants request that the order also apply to any other continuously offered registered closed-end management investment companies existing now or in the future for which the Adviser, a Distributor, or any entity controlling, controlled by or under common control with the Adviser or a Distributor acts as investment adviser or principal underwriter, and which

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[1] Shares may be subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of a shareholder's Shares repurchased by the Fund (the "Early Withdrawal Fee") if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Any Early Withdrawal Fee imposed by the Fund would apply to all classes of Shares of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate any Early Withdrawal Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Withdrawal Fee will apply uniformly to all shareholders of the Fund.

provides periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the 1934 Act

(such investment companies, together with the Fund, the "Funds").[2]

6.   Applicants represent that any asset-based service and distribution fees will

comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[3] Applicants also represent that each

Fund will disclose in its prospectus, the fees, expenses and other characteristics of each class of

Shares offered for sale by the prospectus as is required for open-end multiple class funds under

Form N-1A. The Fund will disclose fund expenses in shareholder reports as if it were an open-

end management investment company, and disclose any arrangements that result in breakpoints

in, or elimination of, sales loads in its prospectus.[4] The Fund and the Distributors will also

comply with any requirements that may be adopted by the Commission or FINRA regarding

disclosure at the point of sale and in transaction confirmations about the costs and conflicts of

interest arising out of the distribution of open-end investment company shares, and regarding

prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements

applied to the Fund and the Distributors.[5]

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[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any investment company presently intending to rely on the requested relief is listed as an applicant.

[3] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[4] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[5] See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

7.   The Fund will allocate all expenses incurred by it among the various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of the Fund respectively allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

8.   In the event a Fund imposes a CDSC, the applicants will comply with the provisions of rule 6c-10, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Funds may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.   Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Shares and provide shareholders with a broader choice of investment options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.   Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that any CDSC imposed by the Fund will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further

state that the Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act. Any scheduled variations in, or eliminations of, any sales load will be applied consistently with the requirements of rule 22d-1 under the Act.

Asset-based Service and Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Funds to impose asset-based service and/or distribution fees. Applicants will comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

<u>Applicants' Condition:</u>

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10,12b-1, 17d-3, 18f-3, and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill

Deputy Secretary